Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Open Text Corporation:

We consent to the incorporation by reference in the registration statement number 333-121377 on Form S-8 and registration statement number 333-109505 on Form S-8 of Open Text Corporation of our reports dated September 11, 2007, with respect to the consolidated balance sheets of Open Text Corporation as of June 30, 2007 and 2006 and the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2007 and the effectiveness of internal control over financial reporting as of June 30, 2007, which reports appear in the June 30, 2007 annual report on Form 10-K of Open Text Corporation.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
September 13, 2007